1775 I Street, N.W.
Washington, DC  20006-2401
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1  202  261  3313  Direct
+1  202  261  3016  Fax

May 13, 2009

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds and Louis Rambo
Re:           Buckeye Technologies Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-14030

Ladies and Gentlemen:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 22, 2009 from Mr. John Reynolds, Assistant Director, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2008 (the “Form 10-K”), as filed with the Commission on August 27, 2008.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 1, Business, page 3

Environmental Regulations and Liabilities, page 7

1.
We note your disclosure that the company devotes significant resources to maintaining compliance with “extensive general and industry-specific federal, state, local and foreign environmental laws and regulations.” Please expand your disclosure to address the significant environmental laws and regulations that you refer to, and address the effects that compliance on them may have on your capital expenditures, earnings and competitive position, or advise. See Item 101(c)(xii) of Regulation S-K.

United States Securities and
Exchange Commission
May 13, 2009

The Company respectfully submits that page 3 of the Form 10-K and Footnote 17 to the Company’s financial statements included in the Form 10-K provide significant disclosures regarding the Company’s material capital expenditures with respect to compliance with environmental laws and regulations.  Specifically, the Company noted that, at its plant in Foley, Florida, it expects to incur capital expenditures of approximately $9.0 million in the two years ended June 30, 2010 and additional capital expenditures of at least $50.0 million over at least five years, beginning as early as the Company’s 2012 fiscal year.

The Company recognizes the importance of disclosures regarding its environmental compliance and hereby undertakes to include modified disclosure regarding environmental regulations applicable to it and anticipated liabilities in its future filings rather than amending its prior filings at this time.  For your information, the Company expects its future disclosure with respect to environmental regulation and liabilities to read as follows:

“Environmental Regulations and Liabilities

Our operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater.  We devote significant resources to maintaining compliance with these laws and regulations.  Such environmental laws and regulations at the federal level include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Clean Air Act of 1990, as amended, the Clean Water Act of 1972, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, and the Safe Drinking Water Act of 1974, as amended. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency, or the EPA.

In addition, the individual states and foreign countries in which we operate have adopted and may adopt in the future equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs. We closely monitor our environmental compliance with current environmental requirements and believe that we are in substantial compliance.

United States Securities and
Exchange Commission
May 13, 2009

We expect that, due to the nature of our operations, we will be subject to increasingly stringent environmental requirements, including standards applicable to wastewater discharges and air emissions, including emissions of greenhouse gases, and general permitting requirements for our manufacturing facilities.  We also expect that we will continue to incur substantial costs to comply with such requirements.  Any failure on our part to comply with environmental laws or regulations could subject us to penalties or other sanctions that could materially affect our business, results of operations or financial condition.  We cannot currently assess, however, the impact that more stringent environmental requirements may have on our operations or capital expenditure requirements.  We estimate that we will spend approximately $1  for capital expenditures during fiscal year 2010 in connection with matters relating to environmental compliance, including the expenditures at the Foley Plant described below.  We do not anticipate that these expenditures will have a material effect on our earnings, other than the incurrence of related non-cash charges for depreciation in future periods.

The Foley Plant, located in Perry, Florida, discharges treated wastewater into the Fenholloway River.  Under the terms of an agreement with the Florida Department of Environmental Protection, approved by the EPA in 1995, we agreed to a comprehensive plan to attain Class III (“fishable/swimmable”) status for the Fenholloway River under applicable Florida law (the “Fenholloway Agreement”).  The Fenholloway Agreement requires us to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river, and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location.  We have completed the process changes within the Foley Plant as required by the Fenholloway Agreement.  In making these in-plant process changes, we incurred significant expenditures, and, we expect to incur significant additional capital expenditures to comply with our remaining obligations under the Fenholloway Agreement.

Based on the requirements anticipated in the proposed permit, we expect to incur capital expenditures of approximately $* million over the next year on in-plant process changes, and additional capital expenditures of at least $* million over at least five years, possibly beginning as early as fiscal year 2012.  The amount and timing of these capital expenditures may vary depending on a number of factors, including when a National Pollutant Discharge Elimination System permit is issued and whether there are any further changes to the proposed permit.  For additional information on environmental matters, see Note *, Contingencies, to the Consolidated Financial Statements.  These possible expenditures could have a material adverse effect on our business, results of operations or financial condition.”

*    Denotes information to be finalized based on facts and circumstances in exixtence at the time of filing the Company's Annual Report on Form 10-K for the fiscal year ended
      June 30, 2009.

United States Securities and
Exchange Commission
May 13, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capitalization, page 23

2.
We note the disclosure that your credit facility contains a $50 million increase option. Additionally, you state that use of the increase option will depend on your financial results and ability to comply with certain borrowing conditions under the revolving credit facility. Please expand your liquidity and capitalization discussion to describe the applicable financial results and borrowing conditions under the revolving credit facility related to the option, to the extent it is reasonably likely that you will not be able to comply with the borrowing conditions.

The Company expects to be able to exercise the $50 million increase option to its $200 million senior secured revolving credit facility with a maturity date of July 25, 2012, provided: (i) no default exists at the time of exercise; (ii) the Company’s consolidated leverage ratio, as defined in the related credit agreement, is less than 4.50x; and (iii) the Company is able to make certain customary representations and warranties at the time of such increase.  As of June 30, 2008, the Company was in compliance with all of these conditions precedent and expects to remain in compliance.  The Company, however, hereby undertakes to include enhanced disclosure in its future filings should it be reasonably likely that it will not be able to satisfy the conditions precedent to exercise of the increase option under its existing credit facility.

3.
You indicate that you believe your cash flow from operations, together with current cash and cash equivalents will be sufficient to fund necessary capital expenditures, meet operating expenses and service your debt obligations in the foreseeable future. Please expand your liquidity and capitalization discussion to state specifically whether you have adequate amounts of cash to meet your cash requirements over the long-term.

The Company recognizes the need for investors to be apprised of the Company’s cash position and outlook due to the current uncertain economic environment.  The Company therefore undertakes to include disclosure regarding whether it has adequate amounts of cash to meet its requirements for a 24-month period in its future filings.  While Item 303 of Regulation S-K does not include a specific disclosure obligation regarding the adequacy of a registrant’s cash position to satisfy this requirement, the Company believes that providing this degree of visibility with respect to its liquidity and cash position is consistent with the spirit of Item 303.

United States Securities and
Exchange Commission
May 13, 2009

Critical Accounting Policies and Estimates, page 26

4.
You indicate that based on the estimated fair values of long-lived assets you did not record an impairment charge in fiscal years 2007 and 2008. Please clarify whether you determined that the carrying value of the assets exceeded the undiscounted cash flows expected to be generated by the assets. If so, explain in greater detail how you estimated the fair values of the assets and describe the significant assumptions applied in estimating fair value. Include a sensitivity analysis of your estimates to change based on outcomes that are reasonably likely to occur and would have a material impact on your financial statements.

As described on page 26 of the Form 10-K, the Company recorded no impairment charges in fiscal years 2008 and 2007.  Based on the Company’s analysis of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company concluded that no circumstances existed in fiscal years 2008 and 2007 to indicate the carrying value of any of its assets would not be recoverable.  For your information, the Company expects to modify its future disclosure with respect to long-lived assets to read as follows:

“No circumstances existed in fiscal year 2008 and 2007 to indicate the carrying value of any of our assets may not be recoverable.”

Notes to Consolidated Financial Statements, page F-10

Note 11: Income Taxes, page 21

5.
We note that you adopted FIN 48 on July 1, 2007. It appears that you did not disclose a reconciliation of the beginning and ending amount of your unrecognized tax benefits. Please disclose a reconciliation of your unrecognized tax benefits. Refer to paragraph 21 of FIN 48. for further guidance.

Management of the Company determined to omit a reconciliation of unrecognized tax benefits from Note 11 because there were no material changes in unrecognized tax benefits during the fiscal year.  Interest expense of approximately $10,000 on the unrecognized tax benefits was not recorded due to its immateriality.

United States Securities and Exchange Commission
May 13, 2009

For the Staff’s information, the following table summarizes the Company’s activity related to unrecognized tax benefits (all dollar amounts in thousands):

Balance at July 1, 2007	$1,970
Increases related to prior year tax positions
Increases related to current year tax positions
Decreases related to prior year tax positions
Decreases due to lapses in statutes of limitations
Balance at June 30, 2008	$1,970

Note 17: Contingencies, page F-26

6.
We note the disclosure that under the Fenholloway Agreement you expect to incur capital expenditures of approximately $9.0 million over the next two years on in-plant process changes and approximately $50.0 million over at least five years, possibly beginning as early as fiscal year 2012. Please tell us whether you accrued any of the above amounts in your financial statements for the year ended June 30, 2008, and if not, tell us how you considered the guidance in SFAS 5 and SOP 96-1 in reaching your determination.

Under Emerging Issues Task Force Issue 90-8, Capitalization of Costs to Treat Environmental Contamination (“EITF Issue 90-8”), companies may capitalize environmental contamination treatment costs if (1) the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the company and the condition of that property after the costs are incurred is improved as compared to its condition when originally constructed or acquired, if later, (2) the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities and the costs improve the property compared to its condition when originally constructed or acquired, if later, or (3) the costs are incurred in preparing a property for sale.

The Fenholloway Agreement requires the Company to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river, and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location.  The Company has completed the process changes within the Foley Plant as required by the Fenholloway Agreement.

United States Securities and
Exchange Commission
May 13, 2009

Until such time as a National Pollutant Discharge Elimination System (“NPDES”) permit is issued, the Company will not know the final requirements of such permit or the actual timing or precise amount of capital expenditures that will be required.  Moreover, the Company cannot begin the projects related to the relocation of the wastewater discharge point and providing oxygen enrichment to treated wastewater until the NPDES permit is issued.  Based on the facts known to the Company at this time, the Company believes all of these costs will fall within the criteria set forth in clauses 1 and 2 of the discussion of EITF Issue 90-8 above and paragraph 147 of Statement of Position 96-1 and will be capitalized as incurred.  The Company therefore believes that no loss contingency is required under Statement of Financial Accounting Standards No. 5 (“SFAS 5”) with respect to costs that are expected to be capitalized.

* * * * * * * * * *

In connection with this response, the Company has directed me to acknowledge on its behalf that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 220.261.3313 (or by facsimile at 202.261.3333) or William J. Tuttle at 202.261.3352 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann